# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Nebius Group N.V., CIK 0001513845
CUSIP: N97284108
Title of class of securities: Class A Ordinary Shares
Address of issuer's principal executive offices: Schiphol Boulevard 165, Schiphol P7, Netherlands (P7), 1118 BG
Date of event which requires filing of this statement: 07/13/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001045810

## Reporting persons
- NVIDIA Corporation: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); sole voting power 22,256,412; shared voting power 0; sole dispositive power 22,256,412; shared dispositive power 0; aggregate amount beneficially owned 22,256,412 (9.3% of the class)
  Comment: The 22,256,412 Class A ordinary shares reported herein consist of (i) 1,190,476 Class A ordinary shares as previously reported by NVIDIA Corporation ("NVIDIA") on its Form 13F for the quarter ended March 31, 2026 and (ii) 21,065,936 Class A ordinary shares issuable upon exercise of a pre-funded Class A ordinary share purchase warrant (the "Warrant") acquired by NVIDIA on March 11, 2026 pursuant to a Securities Purchase Agreement, by and between NVIDIA and Nebius Group N.V. NVIDIA is currently prohibited from exercising the Warrant prior to September 11, 2026 and is prohibited from selling the shares underlying the Warrant prior to September 11, 2026. In accordance with the rules of the Securities and Exchange Commission, because the Warrant may be exercised within 60 days of July 13, 2026, NVIDIA may be deemed to beneficially own the Class A ordinary shares issuable upon exercise of the Warrant as of such date.

## Item 1. Issuer
Name of issuer: Nebius Group N.V.
Address of issuer's principal executive offices: Schiphol Boulevard 165, Schiphol P7, Netherlands, 1118 BG

## Item 2. Person Filing
Name of person filing: NVIDIA Corporation
Address of principal business office or, if none, residence: 2788 San Tomas Expressway, Santa Clara, California 95051
Citizenship: Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See Row 9 of cover page for the Reporting Person.
Percent of class: See Row 11 of cover page for the Reporting Person.
Sole power to vote or to direct the vote: See Row 5 of cover page for the Reporting Person.
Shared power to vote or to direct the vote: See Row 6 of cover page for the Reporting Person.
Sole power to dispose or to direct the disposition: See Row 7 of cover page for the Reporting Person.
Shared power to dispose or to direct the disposition: See Row 8 of cover page for the Reporting Person.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- NVIDIA Corporation: /s/ Rebecca Peters, Rebecca Peters/Vice President, Deputy General Counsel and Assistant Secretary (07/20/2026)